UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

THORNBURG MORTGAGE, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
885218107
(CUSIP Number)
Melissa Parrish
777 Main Street, Suite 2250
Fort Worth, Texas 76102
(817) 820-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 885218107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Richard E. Rainwater

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO and PF (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		19,572,114 (1)(2)(3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,572,114 (1)(2)(3)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,572,114 (1)(2)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☑ (4)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.5%(5)

14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)	Assumes conversion of all shares of Series F Preferred held by the Reporting Person to shares of Common Stock at a conversion rate of 2.1739 shares of Common Stock for each share of Series F Preferred, which is the equivalent to a conversion price of $11.50 per share of Common Stock On an as-converted basis, such shares of Common Stock include (a) 4,184,757 shares owned directly by Mr. Rainwater, (b) 1,543,469 shares owned by Richard E. Rainwater 1995 Charitable Remainder Unitrust No. 1, Richard E. Rainwater, Trustee (“Trust 1”), (c) 1,884,771 shares owned by Richard E. Rainwater Charitable Remainder Unitrust No. 2, Richard E. Rainwater, Trustee (“Trust 2”), (d) 717,387 shares owned by Richard E. Rainwater Charitable Remainder Unitrust No. 3, Richard E. Rainwater, Trustee (“Trust 3”, and together with Trust 1 and Trust 2, the “Trusts”), (e) 28,260 shares owned by RER Global Liquidity Fund, L.P. (“Partnership 1”), and (f) 217,390 shares owned by RER FI Trading, L.P. (“Partnership 2”, and together with Partnership 1, the “Partnerships”). In addition to the Series F Preferred, the Reporting Person holds shares of Common Stock as follows: (a) 6,729,601 shares owned by Partnership 1, (b) 282,756 shares owned by Partnership 2, (c) 339,308 shares owned by Trust 1 and (d) 1,131,025 shares by Trust 2, pursuant to warrant exercise on April 14, 2008.

(2)	Mr. Rainwater is the sole trustee of the Trusts and in that capacity exercises the power to vote and to dispose of all shares owned by the Trusts. Mr. Rainwater may have a pecuniary interest in the shares owned by the Trusts. Mr. Rainwater is the general partner of the Partnerships and in that capacity exercises the power to vote and to dispose of all shares owned by the Partnerships. Mr. Rainwater may have a pecuniary interest in the shares owned by the Partnerships.

(3)	Subject to adjustment pursuant to the terms of the Warrant Agreement governing Warrants (as defined herein) held by the Trusts and the Partnerships. Warrants are held in escrow and are subject to forfeiture. The number of shares underlying the Warrants held in escrow are: Partnership 1 — 1,993,956 shares, Trust 1- 100,536 shares, Trust 2 — 335,119 shares, and Partnership 2 — 83,779 shares.

(4)	The amount of shares disclosed in Row 11 excludes 869,560 shares of Common Stock underlying the Series F Preferred owned by Mr. Rainwater’s spouse, Darla D. Moore, and certain entities controlled by Ms. Moore. Mr. Rainwater disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owners of such securities for purposes of Section 13 or otherwise.

(5)	Based on 171,530,778 shares of Common Stock issued and outstanding as of March 6, 2008, plus 78,124,525 shares of Common Stock issued and outstanding based on exercises reported to date of warrants issued in the Financing Transaction (as defined herein). Assumes exercise of all the Reporting Person’s Warrants held in escrow and conversion of all shares of Series F Preferred held by the Reporting Person.

     The Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on January 15, 2008 is hereby amended as follows:
Item 1. Security and Issuer.
     No modification.
Item 2. Identity and Background
     No modification.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Person acquired an aggregate of 2,875,000 shares of 10% Series F Cumulative Convertible Redeemable Preferred Stock, par value $0.01 per share (the “Series F Preferred”) at a purchase price of $19.50 per share, in a registered public offering that closed on January 15, 2008 (the “Public Offering”). The Series F Preferred is convertible into shares of the Common Stock at a conversion rate of 2.1739 shares of Common Stock for each share of Series F Preferred, which is the equivalent to a conversion price of $11.50 per share of Common Stock. Prior to the closing of the Public Offering, the Reporting Person owned an aggregate of 1,070,000 shares of Series F Preferred, which were acquired in the initial public offering of the Series F Preferred and open market transactions.
     On March 31, 2008, the Reporting Person was issued warrants (the “Warrants”) in connection with a financing transaction sponsored by MatlinPatterson Global Opportunities Partners III L.P., a Delaware limited partnership, MatlinPatterson Global Opportunities Partners (Cayman) III L.P., a Cayman limited partnership and/or one or more entities created by or affiliated with either of the foregoing partnerships (the “Financing Transaction”), which is further described in the Issuer’s Form 8-K filed with the Commission on April 2, 2008 and the Issuer’s Form 8-K/A filed with the Commission on April 4, 2008. Pursuant to the Financing Transaction, the Reporting Person was issued Warrants in connection with the purchase by the Reporting Person of senior subordinated secured notes due 2015 and a participation in certain mortgage related assets. No separate consideration was paid for the Warrants. On April 14, 2008, the Reporting Person exercised an aggregate of 8,482,690 of the Warrants, and an aggregate of 2,513,390 Warrants are held in escrow and are subject to adjustment pursuant to the terms of the Warrant Agreement.
     The securities listed above were acquired by the Reporting Person with available cash. The Reporting Person does not intend to borrow funds in connection with the purchase of the above listed securities.
Item 4. Purpose of Transaction.
     All of the securities of the Issuer acquired by the Reporting Person have been acquired for investment purposes.
     Depending on market conditions and other factors that he may deem material to his investment decision, the Reporting Person may or may not, directly or indirectly, acquire securities of the Issuer in the open market or in private transactions; and may or may not, directly or indirectly, dispose of securities of the Issuer in the open market or in private transactions. Pursuant to the terms of the Warrant Agreement, the Reporting Person may receive additional warrants if the conditions set forth in the Warrant Agreement are satisfied.
     Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.
Item 5. Interest in Securities of the Issuer
     (a) Because of the Reporting Person’s direct ownership of 1,925,000 shares of the Series F Preferred, his status as settlor and sole trustee of the Trusts, which own an aggregate of 1,907,000 shares of the Series F Preferred, 1,470,333 shares of Common Stock and warrants to purchase an aggregate of 435,655 shares of Common Stock, and his status as general partner of the Partnerships, which own an aggregate of 113,000 shares of the Series F Preferred, 7,012,357 shares of Common Stock and warrants to purchase an aggregate of 2,077,735 shares of Common Stock,

Reporting Person may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 19,572,114 shares of the Common Stock, including shares underlying the Series F Preferred and the Warrants in the aggregate, which constitutes approximately 7.5% of the outstanding shares of the Common Stock.
     (b) The Reporting Person has the sole power, directly or indirectly, to vote or to direct the vote or to dispose or to direct the disposition of all of the shares of the Common Stock reported herein.
     (c) Other than the Reporting Person’s participation in the Financing Transaction and exercise of the Warrants described in Item 3, the Reporting Person has not effected any transactions in the Series F Preferred or the Common Stock within the past 60 days.
     (d) None.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except as set forth herein, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer owned by the Reporting Person.
Item 7. Material to be Filed as Exhibits

Exhibit 1	—	Power of Attorney authorizing Melissa T. Parrish to sign on behalf of Reporting Person (filed as Exhibit 1 to Thornburg Mortgage, Inc.’s Schedule 13D dated January 15, 2008, and hereby incorporated herein by reference).

Exhibit 2	—	Purchase Agreement, dated as of March 31, 2008, among Thornburg Mortgage, Inc. and the Subscribers party thereto (filed as Exhibit 10.3 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

Exhibit 3	—	Escrow Agreement, dated March 31, 2008, among Thornburg Mortgage, Inc., the Escrow Subscribers and Wilmington Trust Company, as Escrow Agent (filed as Exhibit 10.10 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

Exhibit 4	—	Warrant Agreement, dated as of March 31, 2008, among Thornburg Mortgage, Inc. and the warrantholders party thereto (filed as Exhibit 10.5 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

Exhibit 5	—	Principal Participation Agreement, dated as of March 31, 2008, among Thornburg Mortgage, Inc. and the Participants party thereto (filed as Exhibit 10.6 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

Exhibit 6	—	Indenture relating to the Senior Subordinated Secured Notes of Thornburg Mortgage, Inc. due 2015, dated March 31, 2008, among Thornburg Mortgage, Inc., the Note Guarantors party thereto and Wilmington Trust Company, as Trustee (filed as Exhibit 4.1 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

Exhibit 7	—	Security Agreement relating to the Senior Subordinated Secured Notes, dated March 31, 2008, among Thornburg Mortgage, Inc. and certain of its subsidiaries, and Wilmington Trust Company, as Note Lien Collateral Agent (filed as Exhibit 10.8 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

Exhibit 8	—	Security Agreement relating to the Senior Notes, dated March 31, 2008, among Thornburg Mortgage, Inc. and certain of its subsidiaries, and Deutsche Bank Trust Company Americas, as Note Lien Collateral Agent (filed as Exhibit 10.9 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

Exhibit 9	—	Registration Rights Agreement, dated March 31, 2008, among Thornburg Mortgage, Inc. the guarantors party thereto and the Subscribers party thereto (filed as Exhibit 10.4 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

Exhibit 10	—	Principal Participation Agreement, dated as of March 31, 2008, among Thornburg Mortgage, Inc. and the Participants signatories thereto (filed as Exhibit 10.6 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2008	/s/ /Richard E. Rainwater, by Melissa Parrish, Attorney-in-Fact
Richard E. Rainwater, by Melissa Parrish, Attorney-in-Fact

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